Exhibit 99.89

VIA ELECTRONIC TRANSMISSION

September 30, 2011

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	Grandview Gold Inc.
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the Annual General & Special Meeting of Securityholders for Grandview Gold Inc.

1.	ISIN:	CA3866711011
	CUSIP:	386671101

2.	Date Fixed for the Meeting:	November 28, 2011

3.	Record Date For Notice:	October 28, 2011

4.	Record Date For Voting:	October 28, 2011

5.	Beneficial Ownership Determination Date:	October 28, 2011

6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	Common Shares

7.	Classes of Series of Securities that entitle the holder to vote at the meeting:	Common Shares

8.	Business to be conducted at the meeting:	Annual General & Special

Yours Truly,
EQUITY FINANCIAL TRUST COMPANY

“Rosa Vieira”
Senior Manager, Client Relations
Telephone: 416-361-0930 ext.227
rvieira@equityfinancialtrust.com

c.c. Nathaniel Mariano, Administrator, Client Relations